Exhibit 99.1

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	March 31,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$18	$-
Accounts receivable	323,658	338,105
Petroleum product inventory	58,983	84,638
Prepaid expenses and other current assets	4,180	8,313
Financial derivative instruments (note 8)	3,683	1,329
Assets held for sale - USOGP (note 10)	101,066	93,578
	491,588	525,963

Investments	6,794	5,862
Property, plant and equipment	2,530,866	2,510,271
Intangible assets	168,428	171,793
Goodwill	517,299	517,299
Assets held for sale - USOGP (note 10)	2,137,815	2,027,604
	$5,852,790	$5,758,792
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$384,324	$347,224
Cash distributions payable	25,814	25,100
Current portion of convertible debentures (note 4)	19,382	19,198
Financial derivative instruments (note 8)	116,543	130,276
Liabilities held for sale - USOGP (note 10)	203,526	114,681
	749,589	636,479

Long-term debt - revolving term credit facilities (note 4)	889,867	923,996
Long-term debt - convertible debentures (note 4)	257,560	256,440
Asset retirement obligation (note 5)	44,112	43,886
Long-term financial derivative instruments (note 8)	223,922	146,199
Other long-term liabilities (note 7)	2,610	12,400
Future income taxes	272,306	302,089
Liabilities held for sale - USOGP (note 10)	627,304	628,502
Non-controlling interests (note 10)
Discontinued operations (USOGP)	1,107,665	1,100,136

Unitholders’ equity
Unitholders’ contributions (note 6)	2,764,597	2,750,374
Convertible debentures equity component	18,211	18,213
Contributed surplus (note 7)	801	801
Accumulated other comprehensive (loss) income	(56,718)	(69,188)
Accumulated income	302,258	268,642
Accumulated cash distributions	(1,351,294)	(1,260,177)
	1,677,855	1,708,665
	$5,852,790	$5,758,792
The accompanying notes are an integral part of these statements.

Provident Energy 2008 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts) (unaudited)

	Three months ended
	March 31,
	2008	2007
		(restated - note 3)
Revenue
Revenue	$795,425	$540,874
Realized loss on financial derivative instruments	(30,937)	(2,934)
Unrealized (loss) gain on financial derivative instruments	(62,273)	20,867
	702,215	558,807
Expenses
Cost of goods sold	544,077	385,089
Production, operating and maintenance	33,726	29,683
Transportation	8,527	6,649
Depletion, depreciation and accretion	81,616	66,456
General and administrative (note 7)	20,262	16,296
Interest on bank debt	12,995	9,344
Interest and accretion on convertible debentures	3,660	3,771
Foreign exchange (gain) loss and other	(1,271)	208
	703,592	517,496

(Loss) income from continuing operations before taxes	(1,377)	41,311

Capital tax expense	482	258
Current and withholding tax expense	5,035	4,558
Future income tax recovery	(32,001)	(10,833)
	(26,484)	(6,017)
Net income for the period from continuing operations	25,107	47,328
Income (loss) from discontinued operations (note 10)	8,509	(4,235)
Net income for the period	33,616	43,093
Accumulated income, beginning of period	$268,642	$238,208
Accumulated income, end of period	$302,258	$281,301
Net income from continuing operations per unit – basic and diluted	$0.10	$0.22
Net income per unit – basic and diluted	$0.13	$0.20
The accompanying notes are an integral part of these statements.

Provident Energy 2008 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2008	2007
		(restated - note 3)
Cash provided by operating activities
Net income for the period from continuing operations	$25,107	$47,328
Add (deduct) non-cash items:
Depletion, depreciation and accretion	81,616	66,456
Non-cash interest expense and other	884	732
Non-cash unit based compensation (note 7)	(3,173)	2,495
Unrealized loss (gain) on financial derivative instruments	62,273	(20,867)
Unrealized foreign exchange (gain) loss and other	(4,312)	503
Future income tax recovery	(32,001)	(10,833)
Funds flow from continuing operations	130,394	85,814
Funds flow from discontinued operations	49,836	1,226
Funds flow from operations	180,230	87,040
Site restoration expenditures	(1,537)	(1,226)
Change in non-cash operating working capital from continuing operations	72,734	59,039
Change in non-cash operating working capital from discontinued operations	49,426	5,718
	300,853	150,571

Cash (used for) provided by financing activities
Decrease in long-term debt	(34,565)	(57,502)
Declared distributions to unitholders	(91,117)	(76,271)
Issue of trust units, net of issue costs	14,197	15,593
Change in non-cash financing working capital	714	504
Financing activities from discontinued operations	(63,155)	47,563
	(173,926)	(70,113)
Cash used for investing activities
Capital expenditures	(84,582)	(38,753)
Oil and gas property acquisitions, net	(9,019)	(8,681)
Increase in investments	(1,007)	-
Proceeds on sale of assets	-	7,624
Change in non-cash investing working capital	3,806	1,123
Investing activities from discontinued operations	(28,727)	(49,610)
	(119,529)	(88,297)

Increase (decrease) in cash and cash equivalents	7,398	(7,839)
Cash and cash equivalents, beginning of period	6,820	10,302
Cash and cash equivalents, end of period	$14,218	$2,463
Cash and cash equivalents, end of period from discontinued operations	$14,200	$2,413
Cash and cash equivalents, end of period from continuing operations	$18	$50

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$22,079	$13,405
Cash taxes paid	$2,100	$7,787
The accompanying notes are an integral part of these statements.

Provident Energy 2008 First Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2008	2007
		(restated - note 3)

Net income	$33,616	$43,093
Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	12,536	(3,639)
Unrealized loss on available-for-sale investments
(net of taxes of $9 in 2008 and $134 in 2007)	(66)	(789)
	12,470	(4,428)

Comprehensive income	$46,086	$38,665
Accumulated other comprehensive (loss) income, beginning of period	(69,188)	(42,294)
Other comprehensive income (loss)	12,470	(4,428)
Accumulated other comprehensive (loss) income, end of period	$(56,718)	$(46,722)
Accumulated income, end of period	302,258	281,301
Accumulated cash disributions, end of period	(1,351,294)	(1,003,096)
Retained earnings (deficit), end of period	(1,049,036)	(721,795)
Total retained earnings (deficit) and accumulated other comprehensive (loss)
income, end of period	$(1,105,754)	$(768,517)
The accompanying notes are an integral part of these statements.

Provident Energy 2008 First Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$000’s, except unit and per unit amounts) (unaudited)

March 31, 2008

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2007.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the first quarter of 2007, except as described in note 2. Certain comparative numbers have been reclassified to conform with the current period’s presentation. In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the United States oil and natural gas production (USOGP) business (see note 10).

2.	Changes in accounting policies and practices

(i)	Inventory

In the first quarter of 2008, the Trust adopted the new accounting standard, CICA Handbook Section 3031 - Inventories, which replaced the previous standard for inventories, Section 3030. The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Adoption of the new Section has not had a material impact on the consolidated financial statements.

(ii)	Capital disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 1535 “Capital Disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new disclosure is included in note 9.

(iii)	Financial instruments – disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 3862 “Financial Instruments- Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities  and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The new disclosure is included in note 8.

Provident Energy 2008 First Quarter Results

3. Restatement of 2007 interim consolidated financial statements

As previously disclosed in the third quarter of 2007, the Trust determined that an adjustment was necessary principally due to commercial transactions within the Midstream segment that resulted in overstated inventory balances. Internal accounting controls had identified the issue. Related cash settlements with third parties were not affected.

The effect of the restatement on the interim consolidated financial statements for the first quarter of 2007 is summarized below. There was no effect on 2006 or prior periods.

Effect on the three
months ended
(000's except per unit amounts)	March 31, 2007

Increase in accounts receivable	$3,138
(Decrease) in petroleum product inventory	(13,226)
Decrease in future income tax liability	2,875
(Decrease) in unitholders' equity	$(7,213)

(Increase) in cost of goods sold	$(10,088)
Decrease in future income tax expense	2,875
(Decrease) in net income	$(7,213)
(Decrease) in net income per unit - basic and diluted	$(0.04)

4	.	Long-term debt

	March 31, 2008	December 31, 2007
Revolving term credit facilities	$889,867	$923,996
Convertible debentures	276,942	275,638
Current portion of convertible debentures	(19,382)	(19,198)
	257,560	256,440
Total	$1,147,427	$1,180,436

(i)	Revolving term credit facility

At March 31, 2008 the Trust had a $1,125 million term credit facility (December 31, 2007 - $1,125 million). At March 31, 2008, $890.7 million was drawn on the facility. Included in the carrying value at March 31, 2008 were financing costs of $0.8 million.

At March 31, 2008 the Trust had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.7 million. The guarantees totaled $31.6 million at December 31, 2007.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three months ended March 31, 2008, $25 thousand of the face value of debentures were converted to trust units at the election of debenture holders (2007 - $0.2 million). Included in the carrying value at March 31, 2008 were financing costs of $6.4 million. The fair value of the convertible debentures at March 31, 2008 approximates the face value of the instruments. The following table details each convertible debenture:

Provident Energy 2008 First Quarter Results

	As at		As at
Convertible Debentures	March 31, 2008		December 31, 2007
						Conversion
	Carrying		Carrying	Face		Price per
($000s except conversion pricing)	Value(1)	Face Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$141,189	$149,980	$140,515	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	91,805	98,999	91,460	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,566	25,109	24,465	25,109	July 31, 2009	12.00
8.75% Convertible Debentures	19,382	19,931	19,198	19,931	Dec. 31, 2008	11.05
	$276,942	$294,019	$275,638	$294,044
(1)  Excluding equity component of convertible debentures
(2)  The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5. Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended March 31,
($000s)	2008	2007
Carrying amount, beginning of period	$43,886	$33,246
Increase in liabilities incurred during the period	686	559
Settlement of liabilities during the period	(1,537)	(1,226)
Accretion of liability	1,077	815
Carrying amount, end of period	$44,112	$33,394

6. Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

		Three months ended March 31,
	2008			2007
		Amount			Amount
Trust Units	Number of units	(000s	)	Number of units	(000s	)
Balance at beginning of period	252,634,773	$2,750,374		211,228,407	$2,254,048
Issued pursuant to unit option plan	1,000	7		490,210	5,173
Issued pursuant to the distribution reinvestment plan	994,591	9,671		646,840	7,285
To be issued pursuant to the distribution reinvestment plan	448,725	4,519		270,378	3,472
Debenture conversions	1,818	26		21,989	250
Balance at end of period	254,080,907	$2,764,597		212,657,824	$2,270,228

The per trust unit amounts for the quarter ended March 31, 2008 were calculated based on the weighted average number of units outstanding of 252,919,221 (2007 – 211,731,407). The diluted per trust unit amounts for 2008 are calculated including an additional 4,294 trust units (2007 – 237,253) for the dilutive effect of the unit option plan and convertible debentures.

7.  Unit based compensation

(i)	Restricted/Performance units

As of March 31, 2008 there were 1,034,651 RTUs and 3,100,636 PTUs outstanding (December 31, 2007 – 849,672 RTUs and 2,478,037 PTUs). The fair value estimate associated with the RTUs and PTUs is

Provident Energy 2008 First Quarter Results

expensed in the statement of operations over the vesting period.  At March 31, 2008, $16.2 million (December 31, 2007 - $9.9 million) is included in accounts payable and accrued liabilities for this plan and $2.6 million (December 31, 2007 - $12.4 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended March 31,
	2008	2007
Cash general and administrative	$8,287	$1,767
Non-cash unit based compensation (included in general and
administrative)	(3,173)	2,458
Production, operating and maintenance expense	231	175
	$5,345	$4,400

(ii)	Unit option plan

At March 31, 2008, the Trust had 1,247,170 options outstanding (March 31, 2007 – 1,615,865) with strike prices ranging from $10.49 to $12.14 per unit (March 31, 2007 - $10.49 and $12.14 per unit). The weighted average remaining contractual life of the options was 0.63 years (March 31, 2007 – 1.42 years) and the weighted average exercise price was $11.05 per unit (March 31, 2007 - $11.04 per unit) excluding average potential reductions to the strike prices of $1.90 per unit (March 31, 2007 - $1.48 per unit). Of these outstanding options, 1,247,170 (March 31, 2007 – 1,551,205) were exercisable with a weighted average price of $11.05 per unit (March 31, 2007 - $11.04).

The following table reconciles the movement in the contributed surplus balance.

	Three months ended March 31,
	2008	2007
Contributed surplus, beginning of the period	$801	$1,315
Non-cash unit based compensation (included in general and
administrative)	-	37
Benefit on options exercised charged to unitholders’ equity	-	(337)
Contributed surplus, end of period	$801	$1,015

8. Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group. The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. Put option contracts effectively create a floor price for the commodity while allowing for full participation if prices increase. Call options are contracts that allow for a commodity to be sold at a fixed price at the option of the contract holder. Costless collars are contracts entered into that provide a floor and a ceiling price to limit the risk if prices fall and allowing upward participation within a set range. Participating swaps are contracts entered into that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract. This type of derivative allows for price protection if the price falls, while still allowing some participation if the price increases. Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

Provident Energy 2008 First Quarter Results

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts. Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident’s commodity price risk management program includes a consistent, active and disciplined program that utilizes derivative instruments to provide for insurance against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates. The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices. Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic. The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit. As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

The fair values of financial instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates. All of Provident’s financial instruments are executed in liquid markets.

						Total
	Held for	Held to	Available	Loans and	Other	Carrying
As at March 31, 2008	Trading	Maturity	for sale	Receivables	liabilities	Value
Assets
Cash and cash equivalents	$18	$-	$-	$-	$-	$18
Accounts receivable	-	-	-	323,658	-	323,658
Financial derivative instruments - current asset	3,683	-	-	-	-	3,683
Investments	-	4,622	2,172	-	-	6,794
	$3,701	$4,622	$2,172	$323,658	$-	$334,153

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$384,324	$384,324
Cash distributions payable	-	-	-	-	25,814	25,814
Current portion of convertible debentures	-	-	-	-	19,382	19,382
Financial derivative instruments- current liabilities	116,543	-	-	-	-	116,543
Long-term debt - revolving term credit facilities	-		-	-	889,867	889,867
Long-term debt - convertible debentures	-	-	-	-	257,560	257,560
Financial derivative instruments - long -term liabilities	223,922	-	-	-	-	223,922
Other long-term liabilities	-	-	-	-	2,610	2,610
	$340,465	$-	$-	$-	$1,579,557	$1,920,022

Except as disclosed in note 4 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at March 31, 2008.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	March 31,	December 31,
($000s)	2008	2007
Commodity prices
Crude Oil	$21,648	$19,215
Natural Gas	5,150	(5,901)
Midstream	309,620	261,587
Other	364	245
Total	$336,782	$275,146

Provident Energy 2008 First Quarter Results

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a) Price risk

Commodity Price Risk Management Program

The decisions to enter into financial derivative positions and to execute risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

Oil and Natural Gas

Provident’s risk management program employs derivative instruments, such as puts, participating swaps and costless collars, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold. At the same time, these instruments enable Provident to retain various levels of participation to the extent oil and gas prices rise. Provident may also use fixed price derivative instruments for its oil and natural gas business lines to protect acquisition economics.

The major identified risks for the oil and natural gas business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

Midstream

Commodity price volatility and market location differentials also affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the margin between the price paid for the natural gas feedstock from which Provident extracts NGLs, and the absolute price at which Provident sells NGL products (propane, butane and condensate).

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment. For the longer-term, Provident uses crude oil contracts in place of NGLs. Provident may replace these positions with actual NGL positions as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately five years into the future.

b) Currency risk

Provident receives both Canadian and U.S. dollars for oil, natural gas and NGL sales, exposing it to both positive and negative effects of fluctuations in the exchange rate.  Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency. As well, Provident uses derivative instruments to manage the U.S. cash requirements of its U.S. and Canadian business lines.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows. Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price. Provident may also use derivative products that provide for insurance against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

Provident Energy 2008 First Quarter Results

c) Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate. Using debt levels as at March 31, 2008, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $4.5 million.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

(000's)		+ Change	- Change
COGP
Crude Oil	(WTI +/- $10.00 per bbl)	$(6,802)	$6,967
Natural Gas	(Aeco +/- $1.00 per gj)	(3,807)	4,466

Midstream
Crude Oil	(WTI +/- $10.00 per bbl)	(153,538)	152,606
Natural Gas	(Aeco +/- $1.00 per gj)	84,448	(83,922)
NGL's	(Belvieu +/- $0.15 per gal)	3,211	(3,120)
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(2,796)	2,834

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they fall due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 9.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at March 31, 2008		Payment due by period
		Less than 1
($000s)	Total	year	1 to 3 years	4 to 5 years
Accounts payable and accrued liabilities	$384,324	$384,324	$-	$-
Cash distributions payable	25,814	25,814	-	-
Current portion of convertible debentures	19,382	19,382	-	-
Financial derivative instruments - current	116,543	116,543	-	-
Long-term debt - revolving term credit facilities (1)	889,867	-	889,867	-
Long-term debt - convertible debentures	257,560	-	24,566	232,994
Long-term financial derivative instruments	223,922	-	157,308	66,614
Other long-term liabilities	2,610	-	2,610	-
Total	$1,920,022	$546,063	$1,074,351	$299,608

(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2010. Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period. If the lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date. Management intends to extend the revolving period beyond the current maturity date.

Provident Energy 2008 First Quarter Results

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident. This review determines an approved credit limit. Activities undertaken include regular monitoring of counterparty exposures, an annual review of all active counterparties, utilizing master netting arrangements and obtaining financial assurances where warranted. Financial assurances include guarantees, letters of credit and cash. In addition, the policy sets criteria to ensure that Provident has a diversified base of creditors.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on the Trust’s assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

  9. Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity. Net debt is comprised of long-term debt and working capital deficit (surplus), excluding balances for the current portion of financial derivative instruments. The balance of these items at March 31, 2008 and December 31, 2007 was as follows:

	As at	As at
	March 31,	December 31,
($000s)	2008	2007
Working capital deficit (surplus) (1)	$23,299	$(58,732)
Long-term debt (including current portion)	1,166,809	1,199,634
Net debt	1,190,108	1,140,902
Unitholders' equity	1,677,855	1,708,665
Total capitalization	$2,867,963	$2,849,567

Net debt to total capitalization (%)	41%	40%
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.

The Trust monitors its debt to total capitalization ratio as it must be less than 55 percent according to certain financial covenants. The Trust’s debt to total capitalization ratio remains within stated guidelines.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

● providing an appropriate return to shareholders relative to the risk of Provident’s underlying assets; and
● ensuring financing capacity for Provident’s acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and the Company’s planned requirements. Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011. The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006. These rules limit the amount of Unitholders’ capital that can be issued by the Trust in each of the next three years, as follows:

Provident Energy 2008 First Quarter Results

($ billions)	Annual	Cumulative
Normal growth capital allowed in:
2008(1)	0.6	1.7
2009	0.6	2.3
2010	0.5	2.8
(1) The Trust's allowed growth capital prior to 2008 was approximately $1.1 billion.

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011. In 2007, the Trust issued equity amounting to $496.3 million.

10. Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business. Effective in the first quarter of 2008, Provident’s USOGP business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation.

The following tables show the net assets of discontinued operations and information about net income (loss) from UGOSP.

	As at	As at
Balance sheets	March 31,	December 31,
Canadian dollars (000s)	2008	2007
Assets
Current assets	$101,066	$93,578
Property, plant and equipment	2,115,331	2,008,549
Other long-term assets	22,484	19,055
	2,137,815	2,027,604
	$2,238,881	$2,121,182
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$119,473	$77,244
Financial derivative instruments	84,053	37,437
	203,526	114,681
Long-term debt - revolving term credit facilities	344,866	368,836
Long-term financial derivative instruments	96,495	66,382
Asset retirement obligation and other long-term liabilities	42,026	45,373
Future income taxes	143,917	147,911
	627,304	628,502
Non-controlling interests	1,107,665	1,100,136
Net Assets - discontinued operations	$300,386	$277,863

Net income (loss) from discontinued operations	Three months ended March 31,
Canadian dollars (000's)	2008	2007
Revenue	$137,406	$37,680
Loss from discontinued operations before taxes and non-controlling
interests	(14,446)	(11,839)
Income tax recovery	(9,806)	(4,108)
Non-controlling interests	(13,149)	(3,496)
Net income (loss) from discontinued operations for the period	$8,509	(4,235)

Provident Energy 2008 First Quarter Results

11. Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production and Midstream.

Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves.  Midstream includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada in the oil and gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2008 First Quarter Results

	Three months ended March 31, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total
Revenue
Gross production revenue	$154,386	$-	$154,386
Royalties	(28,597)	-	(28,597)
Product sales and service revenue	-	669,636	669,636
Realized loss on financial derivative instruments	(2,974)	(27,963)	(30,937)
	122,815	641,673	764,488

Expenses
Cost of goods sold	-	544,077	544,077
Production, operating and maintenance	30,376	3,350	33,726
Transportation	3,644	4,883	8,527
Foreign exchange (gain) loss and other	1,524	1,517	3,041
General and administrative	11,923	11,859	23,782
	47,467	565,686	613,153

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	75,348	75,987	151,335
Other revenue
Unrealized (loss) gain on financial derivative
instruments	(14,368)	(47,905)	(62,273)

Other expenses
Depletion, depreciation and accretion	72,502	9,114	81,616
Interest on bank debt	3,249	9,746	12,995
Interest and accretion on convertible debentures	915	2,745	3,660
Unrealized foreign exchange loss (gain) and other	1	(4,313)	(4,312)
Non-cash unit based compensation	(1,745)	(1,428)	(3,173)
Internal management charge	(347)	-	(347)
Capital tax expense	482	-	482
Current and withholding tax (recovery) expense	(113)	5,148	5,035
Future income tax (recovery) expense	(23,555)	(8,446)	(32,001)
	51,389	12,566	63,955
Net (loss) income for the period from continuing
operations	$9,591	$15,516	$25,107

Income (loss) from discontinued operations (note 10)			8,509
Net income for the period			$33,616
(1) Included in the Midstream segment is product sales and service revenue of $120.6 million associated with U.S. operations.

Provident Energy 2008 First Quarter Results

	As at and for the three months ended March 31, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,794,069	$736,797	$2,530,866
Intangible assets	-	168,428	168,428
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	79,158	5,424	84,582
Oil and gas property acquisitions, net	9,019	-	9,019
Working capital
Accounts receivable	101,270	222,388	323,658
Petroleum product inventory	-	58,983	58,983
Accounts payable and accrued liabilities	156,270	228,054	384,324
Long-term debt - revolving term credit facilities	222,467	667,400	889,867
Long-term debt - convertible debentures	64,390	193,170	257,560
Financial derivative instruments	$27,162	$309,620	$336,782

Provident Energy 2008 First Quarter Results

	Three months ended March 31, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream (1) (2)	Total

Revenue
Gross production revenue	$105,198	$-	$105,198
Royalties	(19,685)	-	(19,685)
Product sales and service revenue	-	455,361	455,361
Realized loss on financial derivative instruments	(845)	(2,089)	(2,934)
	84,668	453,272	537,940

Expenses
Cost of goods sold	-	385,089	385,089
Production, operating and maintenance	26,261	3,422	29,683
Transportation	1,709	4,940	6,649
Foreign exchange (gain) loss and other	(295)	-	(295)
General and administrative	7,237	6,968	14,205
	34,912	400,419	435,331

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	49,756	52,853	102,609
Other revenue
Unrealized (loss) gain on financial derivative
instruments	(15,051)	35,918	20,867

Other expenses
Depletion, depreciation and accretion	55,298	11,158	66,456
Interest on bank debt	2,336	7,008	9,344
Interest and accretion on convertible debentures	943	2,828	3,771
Unrealized foreign exchange loss (gain) and other	-	503	503
Non-cash unit based compensation	986	1,509	2,495
Internal management charge	(404)	-	(404)
Capital tax expense	258	-	258
Current and withholding tax (recovery) expense	35	4,523	4,558
Future income tax (recovery) expense	(20,237)	9,404	(10,833)
	39,215	36,933	76,148
Net (loss) income for the period from continuing
operations	$(4,510)	$51,838	$47,328
Income (loss) from discontinued operations (note 10)			(4,235)
Net income for the period			$43,093
(1)  Included in the Midstream segment is product sales and service revenue of $91.2 million associated with U.S. operations.
(2)  Restated - see note 3.

Provident Energy 2008 First Quarter Results

	As at and for the three months ended March 31, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,204,537	$729,130	$1,933,667
Intangible assets	-	188,028	188,028
Goodwill	330,944	100,409	431,353
Capital expenditures
Capital Expenditures	38,388	365	38,753
Oil and gas property acquisitions, net	8,681	-	8,681
Working capital
Accounts receivable	73,792	182,153	255,945
Petroleum product inventory	-	61,008	61,008
Accounts payable and accrued liabilities	110,890	179,352	290,242
Long-term debt - revolving term credit facilities	157,099	471,296	628,395
Long-term debt - convertible debentures	69,386	208,158	277,544
Financial derivative instruments	$5,192	$32,877	$38,069
(1) Restated - see note 3.

Provident Energy 2008 First Quarter Results